December 23, 2021	TSX.V - GIGA

 Giga Pauses Brazilian Drill Program

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSXV - GIGA) (OTCQX - HNCKF) announced today that the drill program on its 16,858-hectare Corrente property in the state of Piaui, Brazil, has been temporarily suspended due to weather.  Flooding in the area has subsided, but water tables have remained too high for effective drilling.  The exploration program is expected to resume in February 2022.

Prior to the suspension of drilling, three (3) holes were drilled (GG-PD-01, GG-PD-02 and GG-PD-03) for a combined meterage of 322 metres (m). Hole 01 and 03 achieved their targeted depths (125m and 120m respectively) while Hole 02 was abandoned at a depth of 77m due to excess water volume and pressure.

To date, 50 samples representing 1.0m vertical sample intervals from selected zones of interest have been submitted to the ALS facility in Belo Horizonte, Brasil for copper and multi-elemental analysis.

The scientific and technical information contained in this news release has been prepared, reviewed and approved by David Tupper, P.Geo. (British Columbia), a
Qualified Person ("QP") within the context of Canadian Securities Administrators'
National Instrument 43-101; Standards of Disclosure for Mineral Projects.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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